UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of February 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Luke Thomas
Deputy Company Secretary
e-mail luke.thomas@spirent.com


Regulatory News Service

06 February 2004


Dear Sirs

SPIRENT PLC - APPOINTMENT OF DIRECTOR


Following the appointment of Mr Frederick D'Alessio as a non-executive director of Spirent plc with effect from 26 January 2004, the following information is disclosed pursuant to Chapter 16.4 of the UK Listing Rules:


Directorships held of public quoted companies in the previous five years:

Aware, Inc.                            11th December  2002 - to present

There are no other such details that need to be disclosed pursuant to Chapter
16.4 of the UK Listing Rules.

Yours faithfully

Luke Thomas
Deputy Company Secretary
Spirent plc

Tel: (44) (0) 1293 767676

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 06 February 2004                      By   ____/s/ Luke Thomas____

                                                    (Signature)*